

December 22, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Stephen M. Siedow
Chief Financial Officer
Petrocorp Inc.
1065 Dobbs Ferry Road
White Plains, New York 10607

> **Re: Petrocorp Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 3-141993**

Dear Mr. Siedow:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 19

1.   We note you determined that your disclosure controls and procedures were
        effective as of December 31, 2008. We further note that your disclosure in your
        Form 10-Q for the fiscal quarter ended September 30, 2009 specifies that your
        disclosure controls and procedures were ineffective due to lack of documentation
        of internal controls and procedures as well as insufficient segregation of duties.
        Given these deficiencies as of September 30, 2009, please clarify how you
        determined that your disclosure controls and procedures and your internal control
        over financial reporting were both effective as of December 31, 2008.

Consolidated Balance Sheets, page F-2

2.   We note that you have classified your oil and gas properties as 'Developed' and
        'Undeveloped,' which could imply that you have evaluated certain properties and
        determined that proved reserves exist. However, we note your disclosure on
        page 15 that you currently do not yet have sufficient production records to
        compute the quantities of proved oil and gas reserves as required by SEC
        Regulation S-X, Rule 4-10(a). As such, please clarify the nature of each of these
        balances and specifically address why you have not classified your total oil and
        gas properties balance as unproved on the face of your balance sheet. Refer to
        paragraph 11(a) of FAS 19 [FASB ASC 932-360-25-4] for the suggested
        classification of mineral interests in properties.

Consolidated Statements of Operations, page F-3

3.   Based on your disclosures as to the status of your operations and your
        determination that you are an exploration stage company (development stage
        pursuant to FAS 7), it appears that the income you have earned from the sale of
        oil and gas during the exploration stage does not meet the definition of revenue as
        you have not commenced your central or ongoing major operations. Please
        modify your presentation within the statement of operations to classify and
        identify these amounts as "income earned during the exploration stage" rather
        than as oil and gas revenue, or tell us why you believe this modification is not
        appropriate.

Consolidated Statements of Cash Flows, page F-5

4.   Please confirm, if true, that the line items 'Acquisition of oil and gas properties'
        and 'Notes payable to majority stockholder' for each of the periods presented

include only cash inflows and outflows, as appropriate, or otherwise advise. In this regard, refer to paragraph 32 of FAS 95 [FASB ASC 230-10-50, paragraphs 4 and 5], which indicates that while some transactions are part cash and part noncash, only the cash portion shall be reported in the statement of cash flows.

Notes to Financial Statements, page F-6

5.   Please clarify why you have not provided the supplementary disclosures required by paragraph 7 of FAS 69 [FASB ASC 932-235-55-1 through 7].

Note 4 Oil and Gas Properties, page F-11

6.   We note that your capitalized acreage costs, as disclosed on page F-12, for properties located in certain locations, including Oklahoma and Italy, increased substantially in 2008. Please tell us the nature of the costs incurred at these locations and specify whether the related properties have been evaluated for proved reserves.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Note 3 Marketable Securities – Restricted, page 6

7.   We note from your disclosure that you exchanged your membership interests in your subsidiary Union Energy (Alberta) LLC for 1,000,000 restricted shares of Tamm Oil and Gas Corp on June 12, 2009. Please explain to us in necessary detail how you accounted for this transaction and specify how you determined the value of the membership interests in Union Energy (Alberta) LLC and the consideration received. Refer to authoritative accounting literature as appropriate.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief